SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Fifth Street Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31678A 10 3

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,620,976

	8.	Shared Voting Power 8,610,570

	9.	Sole Dispositive Power 17,620,976

	10.	Shared Dispositive Power 8,610,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,231,546

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,399,520

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,399,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,399,520

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,399,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) PN

This Schedule 13D/A constitutes Amendment No. 6 to the Schedule 13D by Fifth Street Holdings L.P. on February 24, 2016, as amended on March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017 and March 10, 2017. This Schedule 13D/A also constitutes Amendment No. 8 to the Schedule 13D filed by each of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. on December 31, 2015, as amended on January 29, 2016, February 24, 2016, March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017 and March 10, 2017.

Item 2.	Identity and Background

The second sentence of the second paragraph of Item 2 is amended and restated as follows:

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of FSAM are set forth in Schedule A.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 140,960,651 outstanding Shares as of February 16, 2017, as reported in the Issuer’s definitive proxy statement on Schedule 14A as filed on February 21, 2017. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power (i) 15,246,743.404 Shares are held by him directly; (ii) 1,251,952 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), an organization exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, for which Mr. Tannenbaum serves as the President and (iii) 1,122,281 shares are held by 777 West Putnam Avenue LLC (“Building LLC”), for which Mr. Tannenbaum holds a majority of the equity interest of the sole member. Of the Shares over which Mr. Tannenbaum has shared voting and dispositive power, (i) 1,050 Shares are directly held by his spouse, (ii) 8,399,520 are directly held by FSH and (iii) 210,000 shares are directly held by the Tannenbaum Family 2012 Trust (the “Trust”) for the benefit of certain members of Mr. Tannenbaum’s family for which Mr. Bernard D. Berman is a trustee. The information with respect to Mr. Berman set forth in Item 2 and Schedule A to this Schedule 13D is incorporated by reference. Of the Shares over which FSAM and FSH have shared voting and dispositive power, all are directly held by FSH.

(c) Schedule B sets forth all transactions by the Reporting Persons with respect to Shares since the most recent filing by the Reporting Persons on Schedule 13D, which was made on March 10, 2017.

(d) The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,251,952 Shares beneficially owned by Mr. Tannenbaum. Building LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,122,281 Shares beneficially owned by Mr. Tannenbaum. FSH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 8,399,520 Shares beneficially owned by Mr. Tannenbaum and FSAM. To Mr. Tannenbaum’s knowledge, Mr. Tannenbaum’s spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,050 Shares that are beneficially owned by Mr. Tannenbaum. The Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 210,000 Shares beneficially owned by Mr. Tannenbaum.

Schedule A

Name	Position at FSAM	Business Address / Address of Employer	Principal Occupation or Employment	Name and Principal Business of Employer	Beneficial Ownership of Shares[1]
Leonard M. Tannenbaum	Chairman of the Board and Chief Executive Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	See Item 5

Bernard D. Berman	Co-President and Chief Compliance Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	55,968 Shares <0.1%

Patrick J. Dalton	Co-President	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	22,500 Shares <0.1%

Alexander C. Frank	Chief Operating Officer, Chief Financial Officer and Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	15,223 Shares <0.1%

Michael Arthur	Director	437 South Bristol Ave. Los Angeles, CA 90049	Owner	Michael Arthur & Associates, a consulting firm	None

Nathaniel August	Director	645 Madison Avenue 14th Floor New York, NY 10022	President and Portfolio Manager	Mangrove Partners, an investment manager	None

Thomas H. Brandt	Director	87 Main Street New Haven, CT 06840	Co-Owner and Director of Real Estate	College Street Foods, LLC, a restaurant business	None

Thomas L. Harrison	Director	437 Madison Avenue New York, NY 10022	Chairman Emeritus	Diversified Agency Services, a division of Omnicom Group Inc., a marketing communications services company	None

James F. Velgot	Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	None

(1) Unless otherwise noted, each person has sole voting power and sole dispositive power over the Shares.

Schedule B

All transactions were effected in the open market and the price per share includes commissions paid.

Name	Type of Transaction	Date of Transaction	Amount of Securities	Price per Share
Mr. Tannenbaum	Purchase	March 10, 2017	389,571	$4.43	(1)

Mr. Tannenbaum	Purchase	March 13, 2017	176,476	$4.50	(2)

Mr. Tannenbaum	Purchase	March 14, 2017	356,492	$4.51	(3)

Mr. Tannenbaum	Purchase	March 15, 2017	1,273,000	$4.51	(4)

Mr. Tannenbaum	Purchase	March 17, 2017	170,000	$4.59	(5)

Mr. Tannenbaum	Purchase	March 20, 2017	175,000	$4.64	(6)

Mr. Tannenbaum	Purchase	March 21, 2017	207,613	$4.63	(7)

Mr. Tannenbaum	Purchase	March 22, 2017	269,871	$4.64	(8)

Tannenbaum Family 2012 Trust	Purchase	March 23, 2017	210,000	$4.66	(9)

(1) The purchases were executed in multiple transactions ranging from $4.39 to $4.45. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

(2) The purchases were executed in multiple transactions ranging from $4.47 to $4.51. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

(3) The purchases were executed in multiple transactions ranging from $4.48 to $4.53. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

(4) The purchases were executed in multiple transactions ranging from $4.46 to $4.51. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

(5) The purchases were executed in multiple transactions ranging from $4.55 to $4.60. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

(6) The purchases were executed in multiple transactions ranging from $4.56 to $4.66. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

(7) The purchases were executed in multiple transactions ranging from $4.61 to $4.65. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

(8) The purchases were executed in multiple transactions ranging from $4.60 to $4.65. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

(9) The purchases were executed in multiple transactions ranging from $4.64 to $4.67. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the Staff of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2017

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer